INSIDER REPORT

02015161

82-1742

SUPPL

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

CLAUDE RESOURCES INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 3 4 5 6

DATE OF LAST REPORT FILED: DAY 07 MONTH 09 YEAR 00

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY ___ MONTH ___ YEAR ___

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: BEC INTERNATIONAL CORPORATION

GIVEN NAMES: 602 - 224 -4th AVE.S.

NUMBER / STREET / APARTMENT: SASKATOON

CITY: SASKATCHEWAN

PROVINCE

POSTAL CODE: S 7K - 5M 5

BUSINESS TELEPHONE NUMBER: 306 664 4626

BUSINESS FAX NUMBER:

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [X] ALBERTA
- [X] BRITISH COLUMBIA
- [X] FEDERAL
  - [ ] BANK ACT
  - [ ] CCAA
  - [ ] ICA
  - [ ] TLCA
  - [X] CBCA
- [X] MANITOBA
- [ ] NEWFOUNDLAND
- [X] NOVA SCOTIA
- [X] ONTARIO
- [X] QUEBEC
- [X] SASKATCHEWAN
- [ ] UNITED STATES
  - [ ] NASDAQ
  - [X] SEC

SEC. REG. #82-1742

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT COMPLETE COLUMNS A, D, E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A DESIGNATION OF CLASS OF SECURITIES	B BALANCE OF CLASS OF SECURITIES ON LAST REPORT	C TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	F IDENTIFY THE REGISTERED HOLDER WHEREOF OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
STOCK OPTIONS	400,000	28	12	01	96	200,000		.51		600,000		

PROCESSED FEB 25 2002 THOMSON FINANCIAL

BOX 6. REMARKS

STOCK OPTIONS GRANTED . FOR AMENDED REPORT

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE
VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): WILLIAM R. MACNEILL

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 04 MONTH 01 YEAR 02

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